UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursurant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.          )*

Globix Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37957F200

(CUSIP Number)

March 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37957F200		13G	Page 2 of 14 Pages

1.	Names of Reporting Person S.S or I.R.S. Identification No. of above person

Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power

2,549,600 shares of Common Stock

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 48,578,364 shares of Common Stock issued and outstanding as of December 1, 2004).

12.	Type of Reporting Person
PN; HC

CUSIP No. 37957F200		13G	Page 3 of 14 Pages

1.	Names of Reporting Person S.S or I.R.S. Identification No. of above person

Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power

2,549,600 shares of Common Stock

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 48,578,364 shares of Common Stock issued and outstanding as of December 1, 2004).

12.	Type of Reporting Person
OO; HC

CUSIP No. 37957F200		13G	Page 4 of 14 Pages

1.	Names of Reporting Person S.S or I.R.S. Identification No. of above person

Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power

2,549,600 shares of Common Stock

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 48,578,364 shares of Common Stock issued and outstanding as of December 1, 2004).

12.	Type of Reporting Person
IN; HC

CUSIP No. 37957F200		13G	Page 5 of 14 Pages

1.	Names of Reporting Person S.S or I.R.S. Identification No. of above person

Citadel Wellington LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power

2,549,600 shares of Common Stock

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 48,578,364 shares of Common Stock issued and outstanding as of December 1, 2004).

12.	Type of Reporting Person
OO; HC

CUSIP No. 37957F200		13G	Page 6 of 14 Pages

1.	Names of Reporting Person S.S or I.R.S. Identification No. of above person

Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power

2,549,600 shares of Common Stock

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 48,578,364 shares of Common Stock issued and outstanding as of December 1, 2004).

12.	Type of Reporting Person
CO; HC

CUSIP No. 37957F200		13G	Page 7 of 14 Pages

1.	Names of Reporting Person S.S or I.R.S. Identification No. of above person

Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power

2,549,600 shares of Common Stock

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 48,578,364 shares of Common Stock issued and outstanding as of December 1, 2004).

12.	Type of Reporting Person
CO

CUSIP No. 37957F200		13G	Page 8 of 14 Pages

1.	Names of Reporting Person S.S or I.R.S. Identification No. of above person

Citadel Credit Trading Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power

2,549,600 shares of Common Stock

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 48,578,364 shares of Common Stock issued and outstanding as of December 1, 2004).

12.	Type of Reporting Person
CO

CUSIP No. 37957F200		13G	Page 9 of 14 Pages

1.	Names of Reporting Person S.S or I.R.S. Identification No. of above person

Citadel Credit Products Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power

2,549,600 shares of Common Stock

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 48,578,364 shares of Common Stock issued and outstanding as of December 1, 2004).

12.	Type of Reporting Person
CO; HC

CUSIP No. 37957F200	13G	Page 10 of 14 Pages

Item 1
(a)	Name of Issuer: GLOBIX CORPORATION
(b)	Address of Issuer's Principal Executive Offices

139 Centre Steet New York, NY 10013

Item 2
(a)	Name of Person Filing
(b)	Address of Principal Business Office
(c)	Citizenship
Citadel Limited Partnership 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603 Illinois limited partnership

Citadel Investment Group, L.L.C. 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603 Delaware limited liability company

Kenneth Griffin 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603 U.S. Citizen

Citadel Wellington LLC c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603 Delaware limited liability company

CUSIP No. 37957F200		13G	Page 11 of 14 Pages

Citadel Kensington Global Strategies Fund Ltd. c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603 Bermuda company

Citadel Equity Fund Ltd. c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603 Cayman Islands company

Citadel Credit Trading Ltd. c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603 Cayman Islands company

Citadel Credit Products Ltd. c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603 Cayman Islands company

	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share
	(e)	CUSIP Number 37957F200

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 37957F200		13G	Page 12 of 14 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CITADEL LIMITED PARTNERSHIP
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
CITADEL WELLINGTON LLC
CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.
CITADEL EQUITY FUND LTD.

CITADEL CREDIT TRADING LTD.

CITADEL CREDIT PRODUCTS LTD.

	(a)	Amount beneficially owned: 2,549,600 shares of Common Stock
	(b)	Percent of class: Approximately 5.2% as of the date of this filing (based on 48,578,364 shares of Common Stock issued and outstanding as of December 1, 2004).
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0

CUSIP No. 37957F200	13G	Page 13 of 14 Pages

	(ii)	Shared power to vote or to direct the vote See Item 4(a) above.
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of See Item 4(a) above.

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See Item 2 above.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Mathew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.

CUSIP No. 37957F200	13G	Page 14 of 14 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 15th day of March, 2005

KENNETH GRIFFIN		CITADEL KENSINGTON GLOBAL
STRATEGIES FUND LTD.
By:	/s/ Matthew B. Hinerfeld
	Matthew B. Hinerfeld, attorney-in-fact*	By:	Citadel Limited Partnership,
its Portfolio Manager
CITADEL INVESTMENT GROUP, L.L.C.
		By:	Citadel Investment Group, L.L.C.,
By:	/s/ Matthew B. Hinerfeld		its General Partner
Matthew B. Hinerfeld, Managing
	Director and Deputy General Counsel	By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
CITADEL LIMITED PARTNERSHIP			Director and Deputy General Counsel

By:	Citadel Investment Group, L.L.C.,	CITADEL EQUITY FUND LTD.
its General Partner
		By:	Citadel Limited Partnership,
By:	/s/ Matthew B. Hinerfeld		its Portfolio Manager
Matthew B. Hinerfeld, Managing
	Director and Deputy General Counsel	By:	Citadel Investment Group, L.L.C.,
its General Partner
CITADEL WELLINGTON LLC
		By:	/s/ Matthew B. Hinerfeld
By:	Citadel Limited Partnership,		Matthew B. Hinerfeld, Managing
	its Managing Member		Director and Deputy General Counsel

By:	Citadel Investment Group, L.L.C.,	CITADEL CREDIT TRADING LTD.
its General Partner
		By:	Citadel Limited Partnership,
By:	/s/ Matthew B. Hinerfeld		its Portfolio Manager
Matthew B. Hinerfeld, Managing
	Directorand Deputy General Counsel	By:	Citadel Investment Group, L.L.C.,
its General Partner
CITADEL CREDIT PRODUCTS LTD.
		By:	/s/ Matthew B. Hinerfeld
By:	Citadel Limited Partnership,		Matthew B. Hinerfeld, Managing
	its Portfolio Manager		Director and Deputy General Counsel

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel